Meiwu Technology Company Limited

1602, Building C, Shenye Century Industrial Center

No. 743 Zhoushi Road, Hangcheng Street,

Bao’an District

Shenzhen, People’s Republic of China

December 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn:	Robert Shapiro
Lyn Shenk

Re:	Meiwu Technology Company Limited
Amended No.1 to Form 20-F for the Fiscal Year Ended December 31, 2022
File No. 001-39803

Mr. Shapiro and Mr. Shenk:

Meiwu Technology Company Limited (the “Company”, “WNW,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 20, 2023 regarding our Form 20-F, as amended, for fiscal year ended December 31, 2022. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2022

Introduction, page 1

1.	We note your revised disclosure in response to prior comment 1 and we reissue it in part. Please revise to disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: In response to the Staff’s comments, we have revised the disclosures on pages 3, 52, 92, and 93 accordingly.

Item 3. Key Information, page 3

Our Corporate Structure, page 3

2.	We note your revised disclosure in response to prior comment 2 and we reissue it in part. Please provide proposed revised disclosure that your corporate structure involves unique risks to investors and also please revise to include the title of the relevant risk factor(s) in your cross-reference.

Response: In response to the Staff’s comment, we have revised the disclosures on page 3 accordingly.

3.	We note your revised disclosure in response to comment 3. Please revise your cross-reference to the risk factors to include the title of the risk factor(s) that you are referencing.

Response: In response to the Staff’s comment, we have revised the disclosures on page 5 accordingly.

4.	We note your revised disclosure in response to prior comment 5. In future amendments, please revise to provide a clear graphic of your structure chart.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 3, 51, 90, 92 accordingly.

Permission or Approval Required from the PRC Authorities for the VIE’s Operation, page 9

5.	We note your revised disclosure in response to prior comment 8, specifically we note your statement “[i]n summary, we, our subsidiaries, the VIE or the VIE’s subsidiaries are not required to obtain permission or approval from the PRC authorities including CSRC or CAC for the operation of the VIE or its subsidiaries, nor have we, our subsidiaries, the VIE, or any of the VIE’s subsidiaries received any denial.” Please revise to state whether you are relying on the opinion of PRC counsel in making this statement. If you are not relying on the opinion of counsel, please revise to state as much and explain why not. Additionally, where you discuss the risks of uncertainty and consequences of any future actions of the PRC government, please revise to include the risk and related consequences if you do not receive or maintain such permissions or approvals.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 10 and 98 accordingly. We respectfully inform the Staff that we also disclosed that “we are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permission or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we or the VIE, or any of its subsidiaries is required to obtain approvals in the future, or that the PRC government could disallow our holding company structure, which would likely result in a material change in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments, and continue to offer securities to our investors.”

D. Risk Factors

Summary of Risk Factors, page 11

6.	We note your revised disclosure in response to prior comment 4 and reissue it in part. Please also amend your summary risk factors to state that, to the extent cash/assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash/assets.

Response: In response to the Staff’s comment, we have revised the disclosures on page 12 accordingly.

Risks Related to Doing Business in the People’s Republic of China, page 13

7.	We note your revised disclosure in response to prior comment 7 and we reissue it in part. Please revise the cross-references in the Summary of Risk Factors to include the title of the risk factor(s) that you are referencing.

Response: We respectfully inform the Staff that the titles of the risk factors referenced were included in the Summary of Risk Factors section.

Recent Greater oversight by the Cyberspace Administration of China ..., page 34

8.	We note your revised disclosure in response to prior comment 12, specifically that you were “advised by [y]our PRC counsel, Dacheng ... .” Please revise to disclose whether you are relying on the opinion of counsel in this context. If you are not relying on the opinion of counsel, please revise to state as much and explain why not.

Response: In response to the Staff’s comment, we have revised the disclosures to be “as confirmed by our PRC counsel, Dacheng …”. We are relying on the opinion of counsel in this context.

Selected Condensed Consolidated Financial Schedule of Meiwu Technology Company Limited,

its subsidiaries and the VIE, page 54

9.	We note your revised disclosure in response to prior comment 9 and we reissue it in part. Please revise your selected condensed consolidated financial schedule to include a separate column for the WFOE, Guo Gang Tong, and also revise the schedule to present major line items, including cost of revenue and separate line items for intercompany receivables and investment in subsidiaries. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading. Please make corresponding changes to your Consolidation of Variable Interest Entity disclosure starting on page F-13 as well.

Response: In response to the Staff’s comment, we have revised the structure chart on page 54 accordingly.

Management’s Report on Internal Control Over Financial Reporting, page 136

10.	Please revise to disclose the material weaknesses identified by management in your internal control over financial reporting (ICFR) and the efforts undertaken to remediate consistent with your disclosures on page 45. Refer to Item 308(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosures on page 137 accordingly.

Note 4 - Acquisitions, page F-24

11.	We note your revised disclosures in response to prior comment 17. Please disclose the amounts of revenue and earnings from your 2022 acquisitions since the acquisition date included in the consolidated statements of operations for the year ended December 31, 2022, and the supplemental pro forma financial information of revenues and earnings from these acquisitions as if these transactions had been completed at January 1, 2022. It appears revenues from technology services were generated from your 2022 acquisition of Mahao on June 23, 2022 based on disclosures on pages 103 and 104. Refer to ASC 805-10-50-2(h).

Response: In response to the Staff’s comment, we have revised the structure chart on page F-24 accordingly.

12.

Referencing the Yuanxing acquisition on December 12, 2022, please reconcile the aggregated purchase price of $2,640,000 for the issuance of 12 million ordinary shares with the disclosure of consideration of $9.6 million (or $.80 per share) for a total of 12 million ordinary shares in Note 12 on page F-29. Also explain how you determined the fair value for the consideration issued on December 12, 2022 as it appears Meiwu’s shares were trading at $1.49 per share on that date. Please revise and advise us.

Response: In response to the Staff’s comment, the Company’s stock price showed a significant downward trend when the stock purchase agreement of Yuanxing acquisition was signed in December 2022. The Company decided to issue restricted shares as consideration for ther acquisition, and the parties to the purchase agreement assessed that there may be a high possibility of the stock price would decrease in the six months following the closing of the acquisition. Therefore, the parties agreed on a discount to the trading price of Meiwu’s shares through negotiation and the board of directors of Meiwu has approved the consideration.

Note 8. Goodwill, page F-25

13.	Please reconcile the goodwill impairment charge of $6,596,636 in fiscal year 2022 with the $6,244,555 presented in your consolidated statement of cash flows for the year ended December 31, 2022 and the $7,558,289 impairment charge for fiscal year 2022 disclosed on page F-17.

Response: In response to the Staff’s comment, we have revised the disclosures on page F-17 accordingly. The amount of $6,596,636 was calculated by the exchange rate of USD to RMB on the acquisition date of 6.3763 and the amount of $6,244,555 calculated by the average exchange rate of USD to RMB for the year ended December 31, 2022 of 6.729.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu, Esq. at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Zihao Liu
Zihao Liu
Chief Financial Officer

cc:	Joan Wu, Esq.
Hunter Taubman Fischer & Li LLC